FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* Arcon Corp.	2. Issuer Name and Ticker or Trading Symbol Airtrax, Inc. (AITX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Airtrax,Inc. 870-B Central Ave	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/2002
(Street) Hammonton, NJ 08037		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							100,000	I	Held by Peter Amico, an affiliate
Common Stock							1,408,892	D
Common Stock							305,737	I	Held as security for a loan
Voting Preferred Stock							275,000	D

1/ Of the total amount, 20,000 shares were exercised at a total price of $2.00, 50,000 shares were exercised at $0.315 per share, 60,000 shares were exercised at a price of $0.1575 per share, and 50,000 shares were exercised at a total price of $0.01.

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common stock options	1/	1/		A	180,000		1/	1/	Common stock	180,000	1/	180,000	I	Held by Peter Amico, an affiliate
Preferred stock dividend	2/	2/		A	2/		2/	2/	Common stock	2/	2/	2/	D

Explanation of Responses:

1/ The options were granted to Mr. Amico under two separate employment agreements. Of the total amount, Mr. Amico was entitled to receive stock options; (i) for 10,000 shares for services rendered during each respective annual period ending June 30, 2001 and 2002, exercisable at a total price of $2.00 (for 20,000 shares), (ii) for 25,000 shares for services rendered during each respective annual period ending June 30, 2001 and 2002, exercisable at $0.315 per share, (iii) for 15,000 shares for services rendered during each respective period ended June 30, 1999, 2000, 2001 and 2002, exercisable at a price of $0.1575 per share, and (iv) for 50,000 shares for services during the annual period ended June 30, 2003, exercisable at a total price of $0.01. There are no expiration dates to the options. The exercise of these options were reported under a Form 4 filed by the reporting person on February 7, 2003.

2/ Arcon Corp. is the holder of 275,000 shares of voting preferred stock. The preferred stock has a stated value per share of $5.00 and an annual dividend per share equal to 5% of the stated value. Dividends are cumulative and the holder has a right during any quarter to waive any cash dividend and receive the dividend in the form of common stock at a price per share equal to 30% of the lowest private offering or trading price of the common stock. As of December 31, 2001, accrued dividends under the features of the preferred stock which have not been paid as of such date could result in the issuance of 246,731 shares of common stock to Arcon Corp. Accrued dividends for fiscal 2003 have not been determined.

By: /s/Arcon Corp by Peter Amico, President Arcon Corp **Signature of Reporting Person	02/18/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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